News Release 2003-16	July 8, 2003
TSX – QRL – Queenstake Resources Ltd.
SEC file number 0-24096

Queenstake Completes Jerritt Canyon Financing

Queenstake Resources Ltd. (“Queenstake”) (TSX: QRL) has now completed all of its financing for the acquisition of the Jerritt Canyon gold mine (the “Mine”).

Queenstake CEO Chris Davie said, “We are delighted at the final outcome of a long and complex acquisition process.  Queenstake has acquired a property comprising four operating underground mines, a 1.5 million ton/year mill and associated infrastructure and 100 square miles of exploration ground containing some of the most exciting gold exploration ground in Nevada. Current reserves, together with known resources adjacent to existing mines that we are confident can be brought to reserve status, are sufficient to maintain production for a period estimated at between five and seven years, while resumption of exploration, which has been severely curtailed in the past few years, is expected to generate additional resources. An essential part of the acquisition is the purchase for U.S.$ 32.6 million of insurance policies that completely cover the reclamation, closure and pollution legal liability on the property. The Company estimates that direct production costs over the next five years will average $240 per ounce. The project is expected to produce of the order of 1.5 million ounces of gold over the next six to seven years. The gold reserves and resources at the Mine at December 31, 2002, audited as part of the Company’s due diligence by Pincock Allen and Holt of Denver are proven and probable reserves of 2.5 million tons at an average grade 0.24 ounces per ton, totalling 581,000 contained ounces of gold, plus a measured and indicated resource of a further 5 million tons, grading 0.26 ounces, totalling a further 1.3 million ounces.” (Please refer to the Company’s Technical Report filed on Sedar on June 11, 2003).

Equity Financing

On July 4, 2003 the Company issued 25,000,000 units at $0.20 each on a private placement basis for gross proceeds of $5 million.  The issue was made pursuant to an over-allotment option granted on June 19, 2003 to the Company’s Agents, Westwind Partners Inc. and Loewen, Ondaatje, McCutcheon Limited, in connection with the Company’s previously completed Subscription Receipt financing, and with the approval of the Toronto Stock Exchange to increase the size of the option from 20 to 25 million units..   Each unit comprised one common share and one half a common share purchase warrant (a “Warrant”).  Each whole Warrant will entitle the holder to purchase one common share at an exercise price of $0.25 until June 25, 2005.

With the Jerritt Canyon mine acquisition closing effective June 30, 2003, on July 2, 2003 the Subscription Receipts previously issued and sold for gross proceeds of $21 million were exercised for no additional consideration, the Company issued 105,000,000 common shares and 52,500,000 Warrants, and the proceeds were released from escrow.  Each whole Warrant will entitle the holder to purchase one common share at an exercise price of $0.25 until June 25, 2005.

The Agents were issued Broker Warrants on the two equity financings entitling them to purchase at an exercise price of $0.22 per share, 6,300,000 common shares until June 25, 2004 and 1,500,000 common shares until July 3, 2004 in addition to a cash commission.

Debt Financing

On July 8, 2003 the Company drew down a senior debt financing of US$20 million, bearing interest at U.S. Prime plus 7%, a current effective rate of 11%.  The loan is fully secured by all of the Mine assets as well as a guarantee of the Company secured by its assets.  The loan is to be repaid, with minimum quarterly payments of US$2.5 million, by June 27, 2005. The lender was paid a 3% set up fee and was issued 37,000,000 share purchase warrants with a five year term and a nominal exercise price of $0.01 per share and 2,000,000 share purchase warrants at an exercise price of $0.25 expiring on July 7, 2005.  The lender also guaranteed the Company’s purchase of a series of gold put options by which the Company can effectively establish a minimum price of US$330 per ounce for approximately 400,000 ounces of gold production from the Mine over the next 24 months.  This method of price protection does not in any way limit the upside gold price potential.  Premiums will be paid by the Company out of cash flow as the puts become exercisable.  Westwind Partners, Inc. acted as debt placement agent for the Company for which they were paid a fee.

Acquisition cost

The Mine is an operating gold property with four underground mines currently in production feeding ore to a process plant.  It is located in Elko County, Nevada approximately 60 miles north of Elko, Nevada.  The Sellers of the Mine were paid cash of US$1,500,000 and were issued 32,000,000 common shares of the Company.  In addition the Sellers will be paid Production and Royalty Payments beginning upon the earlier of repayment of the senior debt and June 30, 2005.   Production Payments totalling US$6,000,000 will be paid in instalments of US$1 million per quarter, and a Net Smelter Return royalty is also payable, based on a sliding scale ranging from 2% to 4% at gold prices above US$320 an ounce capped at US$4 million.  Westwind Partners, Inc. acted as an acquisition advisor for the Company for which they were paid a fee.

At the conclusion of all of the above transactions the Company will have 244,298,243 issued and outstanding common shares and 376,534,227 on a fully diluted basis.  If all the outstanding options and warrants were exercised the Company would realize proceeds of $24.6 million.

Environmental Risk Transfer Program

The Company assumed through its acquisition of the Mine the liability for the reclamation and closure of the Mine.  The Company has negotiated with American Insurance Group (“AIG”) an environmental risk transfer program, providing coverage for 20 years, at a total up front cost of $32.6 million comprised of three components.

1

Mine and Mill Closure and Reclamation Insurance

2

Mine and Mill Reclamation Surety

3

Pollution Legal Liability Coverage for Pre-existing and Future Conditions

The Mine and Mill Closure and Reclamation Insurance combines with the Mine and Mill Reclamation Surety policy to form a closure cost cap insurance policy which will serve to fund reclamation and post-closure site management by the Company and meet the US Forest Service and Nevada Department of Environment Protection agencies requirements for permit bonding. AIG will deposit $25.8 million of the premium into a commutation account to earn interest and that will then be used to directly pay ongoing reclamation costs as incurred.  The policy provides insurance coverage for future reclamation costs if they exceed those provided for by the commutation balance.

The Pollution Legal Liability Coverage for third-party damage claims against the Company is for both pre-existing pollution conditions and new pollution conditions.

The majority of the equity and debt financing proceeds were applied to pay for this environmental risk transfer program.

The securities will not be registered under the United States Securities Act of 1933, as amended (the “Act”), and may not be offered or sold in the United States unless registered under the Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer solicitation or sale would be unlawful.

Forward-Looking Statements

This news release contains certain “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

For further information call:

Chris Davie, President and Chief Executive Officer – 303-297-1557

Doris Meyer, Vice President Finance and Chief Financial Officer – 604-516-0566

email – info@queenstake.com    web – www.queenstake.com

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

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